EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2001	2002	2003	2004	2005	6/30/2006	6/30/2006
EARNINGS
Income Before Income Taxes	$134,955	$118,829	$130,696	$204,837	$228,082	$244,332	$130,185
Fixed Charges (as below)	169,261	169,495	156,507	139,421	133,293	138,613	71,186
Total Earnings	$304,216	$288,324	$287,203	$344,258	$361,375	$382,945	$201,371

FIXED CHARGES
Interest Expense	$93,647	$93,923	$83,054	$69,071	$65,041	$68,392	$35,435
Credit for Allowance for Borrowed Funds Used During Construction	1,614	2,772	3,153	1,750	4,352	6,321	3,801
Estimated Interest Element in Lease Rentals	74,000	72,800	70,300	68,600	63,900	63,900	31,950
Total Fixed Charges	$169,261	$169,495	$156,507	$139,421	$133,293	$138,613	$71,186

Ratio of Earnings to Fixed Charges	1.79	1.70	1.83	2.46	2.71	2.76	2.82